United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on July 24, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Toronto, Ontario, on July 24, 2009.

Item 4

Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) has entered into an agreement with a Canadian investment dealer (the “Lead Underwriter”) pursuant to which the Lead Underwriter and a syndicate of underwriters (collectively, the “Underwriters”) have agreed to purchase for resale to the public and Minera Andes has agreed to issue Cdn$20,025,000 of units, on a “bought deal” basis, at a price of Cdn$0.75 per unit (the “Offering”).

Item 5.1

Full Description of Material Change

The Corporation has entered into an agreement with a Canadian investment dealer (the “Lead Underwriter”) pursuant to which the Lead Underwriter and a syndicate of underwriters (collectively, the “Underwriters”) have agreed to purchase for resale to the public and Minera Andes has agreed to issue Cdn$20,025,000 of units, on a “bought deal” basis, at a price of Cdn$0.75 per unit (the “Offering”).

In addition, the Corporation has agreed to grant the Lead Underwriter an option (the “Over-Allotment Option”) to purchase additional units of Minera Andes to raise additional gross proceeds of up to 15% of the Offering, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, up to 48 hours prior to the closing date of the Offering.  If the Over-Allotment Option is exercised in full, the total gross proceeds to Minera Andes will be Cdn$23,028,750.  Each unit consists of one (1) common share and one half of one common share purchase warrant, each whole warrant exercisable at Cdn$1.25 for a period of 5 years after closing. In the event that the volume weighted average trading price of the Corporation’s common shares on the TSX (or such other stock exchange or quotation system on which the Corporation’s shares are listed and where a majority of the trading volume occurs), for a period of 20 consecutive trading days exceeds Cdn$2.50, the Corporation may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the warrants will expire on the date which is 30 days after the date of the notice to the warrant holders

The units to be issued under the Offering will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec.

The net proceeds from the Offering are expected to be used to fund ongoing exploration and development activities at the Corporation’s gold projects and working capital requirements as required.

The Offering is expected to close on or about August 27, 2009 and is subject to normal regulatory approvals, including the approval of the Toronto Stock Exchange.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to or for the account or benefit of “U.S. Persons” (as defined in Regulation S under the U.S. Securities Act) absent U.S. registration or an applicable exemption from U.S. registration requirements.  This material change report does not constitute an offer of securities for sale in the United States to or for the account or benefit of U.S. Persons.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Robert R. McEwen, Interim President and Chief Executive Officer and Executive Chairman at (647) 258-0395.

Item 9

Date of Report

July 28, 2009

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Robert R. McEwen
Robert R. McEwen, Interim President and Chief Executive Officer and Executive Chairman

Dated:

July 28, 2009